As filed with the Securities and Exchange Commission on May 14, 2014

Registration No. 333-195918

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-10

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MITEL NETWORKS CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	3661	98-0621254
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification) Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

350 Legget Drive

Ottawa, Ontario Canada K2K 2W7

(613) 592-2122

(Address and telephone number of the Registrant’s principal executive offices)

Mitel (Delaware), Inc.

7300 W. Boston Street

Chandler, Arizona 85226

480-961-9000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Greg Hiscock General Counsel 350 Legget Drive Ottawa, Ontario Canada K2K 2W7	Robert C. Lando, Esq. Osler, Hoskin & Harcourt LLP 620 Eighth Avenue, 36th Floor New York, New York 10018	Adam M. Givertz Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100 Toronto, Ontario Canada M5K 1J3

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after effectiveness of this Registration Statement.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box):

A.☐	Upon the filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)

B.☒	At some future date (check the appropriate box below):

1.☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing)
2.☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).
3.☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority or the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4.☒	After the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ❑

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8 (a) of the Act, may determine.

PART 1 – INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Mitel Networks Corporation at 350 Legget Drive, Ottawa, Ontario, K2K 2W7 (telephone 613-592-2122), and are also available electronically at www.sedar.com.

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS

Secondary Offering	May 14, 2014

MITEL NETWORKS CORPORATION

$91,020,000

7,400,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 7,400,000 common shares (the “Offered Shares”) of Mitel Networks Corporation (“we”, “us”, the “Corporation” or “Mitel”) at a price of $12.30 per common share (the “Offering Price”) by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Kanata Research Park Corporation and Shen Capital Corporation (collectively, the “Selling Shareholders”). See “Selling Shareholders”. Mitel will not receive any proceeds from the Offering.

The Offering is being underwritten by CIBC World Markets Inc. and Cormark Securities Inc. (together, the “Joint Bookrunners”), Canaccord Genuity Corp., RBC Dominion Securities Inc. and TD Securities Inc. (collectively, with the Joint Bookrunners, the “Underwriters”) pursuant to the provisions of an underwriting agreement (the “Underwriting Agreement”) dated May 14, 2014 between Mitel, the Selling Shareholders and the Underwriters. If the Over-Allotment Option (as defined below) is exercised in full, an additional 1,110,000 common shares (the “Over-Allotment Shares”) will be offered by the Selling Shareholders.

Investing in the Offered Shares involves certain risks that should be considered by a prospective purchaser. Prospective investors should carefully consider these risk factors before purchasing the Offered Shares. See “Risk Factors”.

In connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which otherwise might prevail on the open market. See “Plan of Distribution”.

The outstanding common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “MNW” and on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “MITL”. On May 13, 2014, the closing price of the common shares of Mitel on the TSX was $12.74 and the closing price of the common shares of Mitel on NASDAQ was US$11.67.

All dollar amounts in this short form prospectus are in Canadian dollars, unless otherwise indicated. See “Exchange Rates”.

Price: $12.30 per Common Share

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Selling Shareholders(1)
Per Common Share	$12.30	$0.492	$11.81
TOTAL(2)	$91,020,000	$3,640,800	$87,379,200

Notes:

(1)	After deducting the Underwriters’ fee payable by the Selling Shareholders. The Corporation has agreed to pay the expenses of the Offering on behalf of the Selling Shareholders according to the expense provisions of the registration rights agreement. See “The Selling Shareholders.”
(2)	The Selling Shareholders have granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable, in whole or in part, at the sole discretion of the Underwriters, at any time until 30 days following the closing of the Offering (the “Closing”), to purchase the Over-Allotment Shares, representing 15% of the Offered Shares. The Over-Allotment Shares will be sold on the same terms as set out above solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fees” and “Net Proceeds to the Selling Shareholders” will be $104,673,000, $4,186,920 and $100,486,080, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Shares. See “Plan of Distribution”.

A purchaser who acquires common shares forming part of the Underwriters’ over-allocation position acquires such common shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option. The number of common shares that will be sold by the Selling Shareholders to the Underwriters pursuant to the Over-Allotment Option are not reflected in the 7,400,000 common shares referred to above, and are separately set out in the table below.

Underwriters’ Position	Number of Shares Available	Exercise Period	Exercise Price

Over-Allotment Option	1,100,000	Up to 30 days following Closing	$12.30 per share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when sold by the Selling Shareholders, and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of the Corporation by Osler, Hoskin & Harcourt LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP in Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States, and on behalf of the Selling Shareholders by Osler, Hoskin & Harcourt LLP and Shearman & Sterling LLP. The Underwriters may offer the Offered Shares at a price lower than that stated above. See “Plan of Distribution”.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Certain financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Owning the Offered Shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that we are incorporated under the federal laws of Canada, that many of our officers and most of our directors are Canadian residents, that all of the experts named in the Registration Statement (as defined below) are Canadian residents and that most of our assets and the assets of said persons may be located outside of the United States.

Richard McBee, Benjamin Ball, Andrew Kowal and John McHugh, each an officer and/or director of the Corporation, reside outside Canada. Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., each a selling shareholder in this Offering, are incorporated under the laws of a foreign jurisdiction. The persons and entities named below have appointed the following agent for service of process:

Name of Person or Entity	Name and Address of Agent

Richard McBee	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
Benjamin Ball	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
Andrew Kowal	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
John McHugh	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
Arsenal Holdco I, S.a.r.l.	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
Arsenal Holdco II, S.a.r.l.	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or entity that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process.

The head and registered office of Mitel is located at 350 Legget Drive, Ottawa, Ontario, K2K 2W7.

THE COMMON SHARES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering (the “Closing”) will take place on or about May 28, 2014 (the “Closing Date”), or such other date as may be agreed upon by the Corporation, the Selling Shareholders and the Underwriters, but not later than June 20, 2014. We expect to deliver the Offered Shares to investors through the book-entry delivery system of CDS Clearing and Depository Services Inc. (“CDS”) and its direct and indirect participants on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which the Offered Shares are purchased. See “Plan of Distribution”.

-i-

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into this short form prospectus:

(a)	the Transition Report on Form 10-K/T of Mitel for the transition year ended December 31, 2013, including the consolidated balance sheets of Mitel as of December 31, 2013, April 30, 2013 and April 30, 2012, and the related statements of operations, comprehensive income, shareholders’ equity and cash flows for the eight-month period ended December 31, 2013 and each of the three years in the period ended April 30, 2013 filed on March 31, 2014 (“Mitel’s 10-K”), including management’s discussion and analysis of financial condition and results of operations of Mitel for the eight month periods ended December 31, 2013 and December 31, 2012;

(b)	the Quarterly Report on Form 10-Q of Mitel for the three month period ended March 31, 2014, filed on May 8, 2014, including the unaudited interim consolidated financial statements for the three month period ended March 31, 2014 and management’s discussion and analysis of financial conditions and results of operations of Mitel for the comparative three month periods ended March 31, 2014 and March 31, 2013 (“Mitel’s 10-Q”);

(c)	the management proxy circular of Mitel dated March 25, 2014 in respect of the annual and special meeting of Mitel held on May 8, 2014;

(d)	the Business Acquisition Report dated March 26, 2014 (the “Business Acquisition Report”) in respect of Mitel’s acquisition of Aastra Technologies Limited (“Aastra”) completed on January 31, 2014;

(e)	the report on Form 8-K of Mitel dated May 8, 2014 providing supplementary financial data with respect to Mitel’s financial results and Aastra’s financial results for the fiscal year ended December 31, 2013 (“Mitel’s 8-K”); and

(f)	the term sheet for potential investors with respect to this Offering dated May 13, 2014 (the “Marketing Materials”).

Any documents of the type referred to above (excluding confidential material change reports, if any) filed by Mitel with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. To the extent that any document or information incorporated by reference into this short form prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below). In addition, any other report filed with or furnished to the SEC on Form 8-K by Mitel shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below), if and to the extent that such Form 8-K expressly so provides.

AVAILABLE INFORMATION

This short form prospectus is part of a registration statement on Form F-10 relating to the Offered Shares (the “Registration Statement”) that we have filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). This short form prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. United States investors should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Offered Shares. We file annual and quarterly reports, material change reports and other documents with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other documents (including financial statements) may be prepared in accordance with the disclosure requirements in Canada, which differ from those in the United States. We voluntarily file our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. As a Canadian foreign private issuer, the Corporation prepares and files its management information circulars and related materials in accordance with Canadian corporate and securities law requirements.

Prospective investors may read and download any public document that we have filed with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”), and which may be accessed at www.sedar.com. Prospective investors may read any document that we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Prospective investors may also obtain copies of the same documents from the SEC’s public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact it at www.sec.gov for further information on the public reference room. Documents that we file with or furnish to the SEC will also be electronically available from the SEC’s Electronic Document Gathering and Retrieval System, (“EDGAR”), and which may be accessed at www.sec.gov, as well as from commercial document retrieval sources.

MARKETING MATERIALS

The Marketing Materials are not part of this short form prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this short form prospectus. Any template version of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this short form prospectus and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated into this short form prospectus.

EXCHANGE RATES

In this short form prospectus, all dollar amounts are expressed in Canadian dollars (“$”), unless otherwise indicated. The following table reflects the low and high rates of exchange for one United States dollar (“US$”), expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon rate of exchange.

	Three Months ended March 31		Eight Months ended December 31		Year ended April 30
	2014	2013	2013	2012	2013	2012	2011
Low rate for the period	1.0614	0.9839	1.0023	0.9710	0.9710	0.9449	0.9486
High rate for the period	1.1251	1.0314	1.0697	1.0418	1.0418	1.0604	1.0778
Rate at the end of the period	1.1053	1.0156	1.0636	0.9949	1.0072	0.9884	0.9486
Average rate for the period	1.1033	1.0083	1.0393	0.9998	1.0036	0.9956	1.0123

On May 13, 2014, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate provided by the Bank of Canada was US$1.00 = $1.0892.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus, including the documents incorporated by reference herein, contains forward-looking information and forward-looking statements within the meaning of applicable U.S. and Canadian securities laws, including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are related to, but not limited to, the potential benefits of the Aastra Acquisition (as defined below), the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objective, strategies and outlook of Mitel. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “will”, “may”, “should”, “could”, “target”, “outlook”, “continue”, “predict”, “potential”, “project” or similar words suggesting future outcomes, or the negatives of those statements. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Mitel’s perception of current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Mitel’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change.

This short form prospectus, including the documents incorporated by reference herein, contains forward-looking statements concerning: Mitel’s financial position, cash flow and growth prospects, including, but not limited to, statements relating to the accretive nature of the acquisition of Aastra and ability of Mitel to deliver long-term growth; certain strategic benefits, and operational, competitive and cost synergies, including, but not limited to, statements relating to the approximately US$75 million of annual synergies expected to be achieved within two and a half years; management of Mitel; and Mitel’s anticipated future results.

Numerous risks and uncertainties could cause Mitel’s actual results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: failure to realize anticipated results, including revenue growth, anticipated cost savings or operating efficiencies from Mitel’s major initiatives, heightened competition, whether from current competitors or new entrants to the marketplace, changes in economic conditions including the rate of inflation or deflation, changes in interest and currency exchange rates and derivative and commodity prices; failure to attract and retain key employees or effectively manage succession planning; consolidation in the industry could create more intense competition; inability to keep up with rapidly changing technology and evolving market standards; volatile market conditions; challenging product development and market acceptance of new products; risk of third party claims for infringement; reliance on relationships with strategic sales partners; reliance on relationships with contract manufacturing partners; exchange rate fluctuations; risks associated with product returns and product defects; risks relating to international exposure such as business culture differences, international demand for products, and political and economic instability; continued expansion plans and acquisition strategy; ability to arrange future financing and issuance of share capital; fluctuations in quarterly financial results and possible volatility of share price; product and geographic concentration and limited range of products; ability to protect proprietary rights such as maintaining trade secret and patent protection; network security issues; flaws in strategic operating plans; unfavourable economic and market conditions in key markets, particularly in Europe and in the United States; political unrest surrounding the crisis in Ukraine; gross margin levels that are potentially unsustainable; evolving market for virtualized, cloud-based and hosted UCC solutions are subject to market risks and uncertainties that could cause significant delays and expenses; danger of infringing intellectual property rights of third parties; breach of default clauses from significant debt loads causing acceleration of repayment; unsuccessful strategic alliances; dependence on sole source and limited source suppliers for key components of products; inability to realize deferred tax assets; transfer pricing rules may adversely affect income tax expense; credit and commercial risks and exposures could increase if the financial condition of customers decline;

governmental regulation could harm operating results; changes in regulatory compliance obligations; adverse resolutions to litigation or governmental investigations; risks inherent in Mitel’s defined benefit pension plan; risks associated with Sarbanes-Oxley regulatory compliance, including additional focus on such compliance as a result of the Aastra Acquisition; each significant holder of Mitel shares has potential to exercise significant influence over matters requiring approval by shareholders; conducting of business with related parties of Mitel; changes in Mitel’s income, commodity, other tax and regulatory liabilities including changes in tax laws, regulations or future assessments; new, or changes to existing, accounting pronouncements; the risk that Mitel would experience a financial loss if its counterparties fail to meet their obligations in accordance with the terms and conditions of their contracts with Mitel; the risk of violations of law, breaches of Mitel’s policies or unethical behaviour; property and casualty risks; injuries at the workplace or health issues; the risk of material adverse effects arising as a result of litigation; events or series of events which may cause business interruptions; as well as the risks described elsewhere in this short form prospectus under “Risk Factors” and in the documents incorporated by reference herein.

Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Mitel or that Mitel presently believes are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. Additional information on these and other factors that could affect the operations or financial results of Mitel are included in reports filed by Mitel with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and the EDGAR website (www.edgar.com).

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Mitel’s expectations only as of the date of this short form prospectus. Mitel disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

NON-U.S. GAAP MEASURES

Mitel’s financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP” or “U.S. GAAP”). This short form prospectus and the documents incorporated by reference herein include non-GAAP financial measures such as adjusted EBITDA. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. We use these non-GAAP financial measures to assist management and investors in understanding our past financial performance and prospects for the future, including changes in our operating results, trends and marketplace performance, exclusive of unusual events or factors which do not directly affect what we consider to be our core operating performance. Non-GAAP measures are among the primary indicators management uses as a basis for our planning and forecasting of future periods. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with U.S. GAAP. Please see the reconciliation of non-GAAP financial measures to the most directly comparable U.S. GAAP measures in the documents incorporated by reference.

The historical financial statements of Aastra included in the Business Acquisition Report incorporated by reference into this short form prospectus have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP, and thus may not be comparable to our financial statements or other companies who report in U.S. GAAP. Prospective investors should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and how these differences might affect the Aastra financial information incorporated by reference herein.

DESCRIPTION OF THE BUSINESS

Overview

Mitel is a global provider of business communications and collaboration software, services and solutions that address the needs of businesses of any size, from the smallest company to the largest enterprise. Our software product development orientation, including Software as a Service, or SaaS, gives us the flexibility to deploy our solutions either virtually as a cloud or hosted service, or on a company’s physical premises. As a result of our organic in-house development and strategic M&A activity, Mitel is able to offer customers one of the most comprehensive portfolios of unified communications and collaboration, or UCC, solutions available in the industry, covering the full spectrum from digital to IP to Cloud, and from platforms to applications to end user devices. Mitel also offers cloud-based telephone and network services in the United States, and in select markets globally.

The breadth of Mitel’s portfolio differentiates the company from competitors by offering customers the ability to maintain, migrate, or upgrade their business communications systems at their own pace and either as a capital purchase or on a subscription basis. Our solutions are scalable, flexible, and easy to deploy, manage and use. Our solutions interoperate with various systems supplied by other vendors, including global market leaders, such as VMware, Microsoft, Salesforce.com and Google, which allows our customers to utilize their existing communications infrastructure and gives them the flexibility to choose the solutions that best address their individual business needs. Mitel has also designed its software and end user devices to allow access to its solutions from mobile devices, including market leading devices from Apple and devices that run on Google’s Android operating system. Mitel complements its communications solutions with support, professional and managed services for our customers, including channels, which range from planning and design through to implementation and support.

Mitel has invested heavily in the research and development, or R&D, of its IP-based SaaS communications solutions to take advantage of the telecommunications industry shift from traditional digital communications systems to the deployment of IP-based cloud and premises communications solutions. Mitel believes its early and sustained R&D investments have ideally positioned the company to immediately and over the longer term capitalize on the industry shift from legacy systems to IP and cloud communications solutions, including UCC. Mitel’s R&D has enabled it to produce a global portfolio of over 1,800 patents and pending applications, and provides the company with the enhanced knowledge to anticipate market trends and meet the current and future needs of its customers.

With an expanded geographic footprint following the acquisition of Aastra in January 2014 (the “Aastra Acquisition”), Mitel now has an installed base of more than 60 million end-user customers in more than 100 countries. According to industry research firm MZA Ltd., on the basis of combined market share, as of December 31, 2013, the company is recognized as the #1 vendor for business communications extensions (PBX/IP PBX) in Western Europe and a top five vendor on a worldwide basis. In addition, with increased adoption of cloud communications, Mitel has continued to build its market position with its cloud solutions which have an installed base of more than 625,000 users as of March 31, 2014, a growth rate of approximately 65% on a year over year basis.

Mitel sells its products primarily through an indirect distribution channel model, addressing the needs of customers worldwide through more than 2,500 channel partners. In addition, Powered by Mitel cloud solutions are increasingly being rebranded and sold through a growing number of national and international telephone service providers globally.

Mitel is structured around three primary geographic markets defined as the Americas, which includes the United States, Canada, the Caribbean and Latin America; EMEA, which includes the continent of Europe, the Middle East and Africa; and Asia Pacific, which includes the continent of Asia and the Pacific region, including Australia and New Zealand. For the first quarter ended March 31, 2014, the Americas, EMEA and Asia-Pacific represented 49%, 48% and 3%, respectively, of revenues. Mitel also operates in two business segments: our premise business known as Mitel Products and Solutions, and our Cloud business known as Mitel Cloud Services, which represented 89% and 11% of revenues, respectively, for the first quarter ended March 31, 2014.

Segments

Premise

The Premise segment sells and supports products and services for premise-based customers. This includes the Company’s premise-based IP and TDM telephony platforms, desktop devices and unified communications and collaboration (“UCC”) and contact centre applications that are deployed on the customer’s premise. Premise-based sales are typically sold as an initial sale of hardware and software, with ongoing recurring revenue from hardware and software maintenance and other managed services that we also offer.

Cloud

The Cloud segment sells and supports products that are deployed in a cloud environment. The Cloud segment is comprised of retail offerings and wholesale offerings. The retail cloud offerings provide hosted cloud and related services directly to the end user. The Company is typically paid a monthly recurring fee for these services, which include UCC applications, voice and data telecommunications and desktop devices. The wholesale offerings enable service providers to provide a range of hosted communications offerings to their end customers. The hosted offerings include hosted PBX, voice and video calling, SIP Trunking, call center, audio conferencing and video and web collaboration services. The wholesale cloud offerings are also sold to large enterprise customers who run their own data centers in private cloud or hybrid cloud networks with management provided by Mitel, or one of Mitel’s channel partners. Revenue in wholesale cloud offerings is billed either as monthly recurring fees or as an upfront sale of hardware and software.

Highlighted below is a table of cloud operational metrics. This information reflects results on a pro-forma basis, as if the Aastra Acquisition had been completed on January 1, 2013.

	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Total Cloud Seats	379,048	431,886	497,489	566,562	625,699
Recurring Cloud Seats	82,139	98,727	115,870	121,314	142,600
Retail Cloud Monthly Average Revenue Per User (ARPU)	US$ 49	US$ 48	US$ 46	US$ 48	US$ 48
Retail Cloud Average # of Seats per Customer	33	32	33	31	32
Retail Cloud Monthly Customer Churn	0.6%	0.7%	0.7%	0.5%	0.6%

Mitel had a total of approximately 3,600 employees worldwide at the end of the three month period ended March 31, 2014.

For further information regarding Mitel, its subsidiaries and their respective business activities, including Mitel’s inter-corporate relationships and organizational structure, see Mitel’s 10-K and Mitel’s 10-Q which are incorporated by reference into this short form prospectus.

Product Portfolio

The Mitel product portfolio is a combination of the traditional Mitel portfolio and the recently acquired Aastra portfolio. Since the acquisition of Aastra in January 2014, Mitel has begun the integration process of optimizing the portfolio. Mitel has taken a balanced yet deliberate approach to the portfolio integration to ensure that while Mitel optimizes its R&D investments, Mitel also protects it and its channel partner’s revenue stream and continues to ensure that Mitel offers a compelling path towards new functionality for its customers.

As a result of the Aastra Acquisition, Mitel now has an installed base of 60 million end user customers, one of the largest in its industry. This base creates an opportunity to introduce Mitel customers to advanced applications and facilitate their transition to cloud-based solutions. In addition, Mitel has a significant investment in the use of open standards allowing many of its products to complement other companies’ solutions particularly in the cloud market. The following are key elements to the Mitel product portfolio strategy:

•	Best path to Cloud Communications: Mitel offers two primary paths to cloud-based solutions. For enterprise customers, the primary path is typically an evolution of their familiar premise-based solution to a cloud version complete with self-service management and typical cloud commercial terms. For Small and Medium Businesses, or SMBs, the path is more typically a transition to high density multi-tenanted solutions where service providers generally need to amortize start-up costs across fewer users and thus customer acquisition operations costs become key to channel profitability and competitiveness.

•	Common Applications: Mitel’s strategy is to offer a common set of applications simplifying the training and certification requirements of its channel partners as well broadening the choice for customers as their businesses and information technology, or IT, requirements evolve. Common Applications allows Mitel to maximize its R&D investment by applying a broader set of resources to realize certain synergies.

•	Common Desktop and Mobile Portfolio: The desktop and mobile devices attached to its platform products are one of the more significant investments made by its customers and channel partners. By moving to a common phones portfolio, Mitel not only gains R&D and operational efficiency but its customers and channel partners are able to preserve their investment regardless of their choice of platform or cloud versus premise deployment.

•	Evolutionary Platform Migration: Mitel’s enterprise customers and channel partners have significant investments in their communications infrastructure today. By capitalizing on virtualization and modern management software technology, Mitel is able to offer its customers a seamless transition from appliance-based implementations to virtualized data center implementations and ultimately to cloud-based deployments. Mitel believes this minimizes business disruption, the need for retraining customers and channel partners and short term capital investment, thus simplifying the sales process and customer decision process.

•	Open Standards: As the industry moves towards cloud based deployments, there is an increased opportunity to integrate cloud services and open standards. Open interfaces are an important component of making this happen. Mitel has made use of these open standards (e.g., SIP) to enable some of its products to work on other company solutions. For example, its IP Phones are certified to work on soft switches such as Broadsoft and Metaswitch, as well as enterprise products such as Microsoft Lync. Similarly Mitel’s IP DECT in-building mobile solution, operator consoles and Contact Center solutions have been adapted to these environments. Finally, Mitel has created open interfaces and applications which allow Mitel, its customers and partners to integrate its solutions into environments such as Salesforce.com, Google and Microsoft.

Enterprise Communications Infrastructure

IP Telephony Platforms

Mitel’s IP telephony software, which provides the foundation for its integrated communications solutions, can be deployed on a customer’s premise or, hosted by us or our partners, in a private or public cloud implementation. To efficiently address specific markets, taking into account business size, operations, infrastructure, deployment and price, Mitel’s IP telephony software can be deployed on virtualized data center infrastructure, industry standard servers or on functionally optimized appliances. Mitel’s IP telephony also includes support for mobile integration and certain embedded applications such as unified messaging. Mitel’s global IP telephony products include:

•	MiVoice MX-One: Targeting the large enterprise market and scaling to over one million users, this product is sold globally, supporting both cloud and premise implementations. It also has the ability to efficiently migrate the substantial installed base of MX-One and MD110 PBXs to the application rich IP environment and cloud implementations.

•	MiVoice Business: Targeting the mid-market, this product is sold globally supporting both cloud and premise implementations. It is also the basis of the MiCloud solutions which offers both public and private cloud services to the US and other select countries.

•	MiVoice A400: Targeting the SMB market, this product is sold globally outside of the US and Canada. It offers a simple to deploy solution for the SMB market including support for mobile and DECT products as well as integrated applications such as contact center and unified messaging. MiVoice A400 addresses both IP and traditional communications needs through an IP-centric hybrid architecture, which allows us to leverage existing customer infrastructure.

Mitel’s regional IP telephony products include:

•	MiVoice Office: Targeting the SMB market, this product is regionally optimized for the needs of the United States, Canada and UK markets which tend to have different business requirements in the SMB market from the rest of the world. MiVoice Office addresses both IP and traditional communication needs through an IP-centric hybrid architecture, which allows us to leverage existing customer infrastructure.

•	MiVoice A5000: Targeting the mid-market and large enterprise market with a regional focus on France and certain other Western European countries. MiVoice A5000 supports both cloud and premise implementations and has the ability to efficiently migrate the substantial installed base of A5000 and NeXspan.

Phones

Mitel’s desktop phones include a broad range of IP and digital phones, specialty desktop devices, and peripherals, which are recognized in the industry for ease of use, feature set, and style. Mitel’s IP phones are designed to work across its IP telephony software and appliances as well as other popular IP based solutions and soft-switches. Mitel’s mid-range and premium IP phones have large, high-quality graphical displays which enable easy access to a variety of business applications and web content.

Mitel offers a variety of specialty desktop devices, including IP operator consoles and video and audio conference units, and peripherals that augment its desktop devices. These peripherals include cordless handsets and headsets, receptionist key modules and other modules such as Bluetooth and local phone line integration that enable local enhanced 9-1-1 calling for remote workers.

Mitel offers a broad portfolio for in-building wireless solutions based on DECT technology which also includes special middleware applications to integrate into business system such as hospital alarm and alerting systems. In addition, Mitel partners with industry-leading vendors to provide other specialized devices, such as Wi-Fi wireless phones and private cellular solutions.

UCC Applications

Mitel is an industry leader of the UCC evolution in the business communications market. UCC combines multiple IT capabilities, enabling an efficient approach to communicating and improving how individuals, groups and organizations conduct business. Mitel offers a broad range of UCC applications that can be deployed in a variety of ways. Mitel’s UCC suite of applications work across its MiVoice Business and MiVoice Office solutions and can be deployed on industry standard servers in data centers or on its own appliances such as the 3300 Controller. The intent is to combine the best attributes of Aastra’s application portfolio with that of Mitel’s to create a common application suite which will work across the MiVoice Communications Infrastructure portfolio. Mitel’s UCC applications include:

•	Unified and Collaborative Communications – a single-user interface to access all unified communications capabilities, including desktop, web and mobile phone, with features that include soft phone capabilities, instant messaging and presence;

•	Mobility and Convergence – extends business communications capabilities to mobile devices, improving the ability of employees to connect with the office and be productive;

•	Contact Center – Advanced multi-media capable applications for the operation and management of contact centers;

•	Unified Messaging – unified multi-media messaging, including email, voicemail and fax, with integration into messaging products such as Microsoft Exchange, Gmail and IBM Lotus Notes;

•	Audio, Video & Web Conferencing – collaboration and conferencing tools for users including audio and video conferencing, webcasting and document sharing;

•	Speech Auto Attendant – automated attendant allowing incoming callers to select departments and reach employees by speaking their names;

•	Teleworker Solution – simple and secure telephone operation and communications for remote and home based users over the public Internet;

•	Business Dashboard – easy to use business analytics of communications system usage deployed primarily on MiVoice Office; and

•	Cloud Portal and Provisioning – provides a simple way for service providers to deploy Mitel based cloud solutions. Open Interfaces are also provided to facilitate integration into service providers’ existing operational and business support systems. This is currently used for the heritage Mitel based MiCloud services and the intent is to expand this for use with other recently acquired products which will also be used in the MiCloud service.

Service Offerings

Mitel offers a comprehensive portfolio of support, professional and managed services to its customers and channel partners. Mitel helps maximize the value of its solutions for its customers based on their particular financial and operational needs. Mitel’s services include:

•	lifecycle management, such as project management, installation, training, maintenance, remote monitoring, professional services, consulting and integration services;

•	support services, including hardware repair and Mitel Software Assurance for technical support and core software upgrades;

•	managed service solutions in specific countries, with benefits such as a guaranteed renewal option, risk of loss coverage, fixed migration pricing, and upgrade and expansion flexibility. This includes Mitel’s comprehensive package of managed services in the United States branded as the TotalSolution® program;

•	financing of its managed service solutions;

•	Mobile Solutions, providing business-class 3G and 4G wireless voice, text and Internet services on a nationwide network within the United States; and

•	Voice and Data, Mitel’s Competitive Local Exchange Carrier, or CLEC, which provides businesses with voice and data communication services in all 50 U.S. states.

Cloud Communications Service (MiCloud)

MiCloud is a comprehensive cloud communications service that delivers complete communications requirements for a monthly subscription fee, eliminating the need for businesses to buy and maintain a phone system on their premises. MiCloud Business is designed for organizations with five to 500 employees; MiCloud Enterprise for business with over 500 employees. Both solutions deliver cloud-based UCC solutions using the single Mitel UCC software stream and, as a result, provide the same look, feel and user experience to MiCloud customers as those purchasing our MiVoice premises-based solutions. MiCloud provides rich enterprise-class features and reliability required by business customers with the flexibility to add and change users as changing business requirements dictate. The features are easy to use and enable users to take advantage of a range of productivity enhancing features. MiCloud Office (based on the Telepo acquisition) enables service providers to create highly optimized service offerings targeting the small business market. Clearspan (a service offered by Aastra prior to the Aastra Acquisition) is a Mitel cloud service which is optimized for the very large institutional enterprise providing enhanced availability and scale.

Partnerships

One important result of the evolution of integrated communications and cloud solutions is the simplicity with which products and services, from a variety of sources, can be easily integrated to provide a better solution for customers. By partnering with others, Mitel can concentrate on its core areas of expertise while leveraging the capabilities of its channel partners for the benefit of its customers. Mitel has four key types of technology partnerships: strategic alliances, operational partners, affiliates and solution alliances.

•	Mitel’s strategic alliances are generally with leaders in adjacent markets or complementary technologies which, when combined with its products and services, create beneficial solutions for its customers. Mitel’s strategic partners include VMware, Inc. and Vidyo, Inc.;

•	Mitel’s operational partners allow us to leverage their capabilities to optimize its operational expenses. These include external developers, contract manufacturers, integrators, consultants and professional services;

•	Mitel’s affiliate program with Wesley Clover International Corporation, or Wesley Clover, a company controlled by Dr. Terence H. Matthews, the chairman of Mitel’s Board of Directors and controlling shareholder of Kanata Research Park Corporation, allows us to benefit from early investment in complementary emerging technologies by Wesley Clover and its subsidiaries; and

•	Mitel has a large number of Mitel Solutions Alliance partners who offer complementary solutions and expertise in areas that are not core to its business, many of which are integrated into its applications.

In addition, within our Cloud segments, we employ the following key partnerships:

•	Our strategic alliances are generally with leaders in adjacent markets or complementary technologies which, when combined with our products and services, create beneficial solutions for our customers. Our strategic partners include Sprint, AT&T, Level 3 Communications and Verizon.

•	Our operational partners allow us to leverage their capabilities to optimize our service delivery and support. These include vendors such as IDI Billing Solutions and OSG Billing Services.

•	We have a large number of other partners who offer complementary solutions and expertise in areas that are not core to our business, many of which are integrated into our solutions.

RECENT DEVELOPMENTS

The following is an overview of the recent developments of Mitel. For further information in this regard, see Mitel’s 10-K and Mitel’s 10-Q which are incorporated by reference into this short form prospectus.

Acquisition of Aastra Technologies Limited

On January 31, 2014, Mitel merged with Aastra, a competitor in the business communications market. Mitel expects that the integration of the Aastra business will continue throughout 2014 and beyond. See “Risk Factors – Risks Related to the Aastra Acquisition.”

The Aastra business develops, markets, and supports a comprehensive portfolio of products, systems, and applications and is primarily focused on the large enterprise market in Europe, a segment that had previously been under serviced by Mitel. Over the last decade, Aastra experienced significant growth, successfully integrated and restructured its acquired businesses and developed new products while maintaining profitability. Aastra’s complementary portfolios, geographic reach, and large installed-base immediately augment and expand Mitel’s market footprint.

Mitel believes that the combination of Aastra and Mitel has created a global multinational, with the scale and breadth to more effectively compete against other leading multinationals in the business communication industry. Mitel believes that the transaction provides the company with the financial scale and operating leverage to capitalize on global growth opportunities as the market begins a long-term migration to the cloud. Mitel also believes that the transaction will allow the combined company to leverage the R&D workforce acquired as well as synergies, primarily through general and administrative and procurement savings. Mitel has identified additional supply chain efficiencies and on May 8, 2014 revised its synergy target to US$75 million per year, up from US$50 million per year, following the integration period spanning the next two and a half years.

Amalgamation of Mitel with Canadian Wholly-Owned Subsidiaries

Immediately following the acquisition of Aastra, Mitel effected a vertical short-form amalgamation (the “Amalgamation”) under section 184 of the Canada Business Corporations Act with Aastra, Mitel Networks (Manitoba) Inc., Mitel Networks (BC) Inc. and 8449309 Canada Inc. (formerly prairieFyre Software Inc.). The amalgamated entity continued as Mitel Networks Corporation. The Amalgamation was effectuated by articles of amalgamation dated January 31, 2014.

Other Acquisitions

In line with Mitel’s business strategy to expand its presence in the cloud and contact center markets, Mitel also recently acquired Oaisys and prairieFyre Software Inc. In addition, Aastra acquired Telepo Ltd., just prior to Mitel’s acquisition of Aastra. For further information, see Mitel’s 10-K and Mitel’s 10-Q which are incorporated by reference into this short-form prospectus.

Debt Refinancing

On January 31, 2014, in conjunction with the acquisition of Aastra, Mitel refinanced its credit facilities. The new credit facilities consist of a US$355.0 million term loan and a US$50.0 million revolving facility (the “January 2014 Credit Facilities”). Proceeds of US$353.2 million (net of original discount of US$1.8 million), along with cash on hand, were used to repay the remaining US$258.5 million outstanding on the prior credit facilities, the US$80.0 million of cash consideration paid for the acquisition of Aastra, as well as fees and expenses in connection with the refinancing and the acquisition of Aastra. On May 8, 2014, Mitel made a voluntary prepayment on its term loan facility of US$25.0 million, which brought the outstanding balance to approximately US$329.1 million. For further information on the refinancing, see Mitel’s 10-K and Mitel’s 10-Q which are incorporated by reference into this short form prospectus.

SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at May 9, 2014, 99,015,743 common shares and nil preferred shares were issued and outstanding. The common shares are listed on the TSX and on NASDAQ under the symbols “MNW” and “MITL”, respectively.

The holders of common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Common shares have voting rights of one vote per common share. The holders of common shares are entitled to dividends if and when declared by the board of directors of Mitel. We have never declared or paid cash dividends on our common shares. Mitel intends to retain any future earnings to fund the development and growth of its business and it does not currently anticipate paying dividends on the common shares for the foreseeable future. Our intention to pay dividends will be re-evaluated periodically. Any determination to pay dividends to holders of the common shares in the future will be at the discretion of the board of directors and will depend on many factors, including Mitel’s financial condition, earnings, legal requirements and other factors as the board of directors deem relevant. In addition, Mitel’s outstanding credit agreements limit its ability to pay dividends and Mitel may in the future become subject to debt instruments or other agreements that further limit its ability to pay dividends.

USE OF PROCEEDS

The net proceeds of the Offering will be 87,379,200 (assuming the over-allotment option is not exercised), determined after deducting the Underwriters’ Fee in connection with the Offering. The Corporation has agreed to pay the expenses of the Offering, which are estimated to be $500,000. The Corporation will not receive any proceeds from the Offering.

THE SELLING SHAREHOLDERS

The following table sets forth certain information regarding the Selling Shareholders, the number of common shares owned by each of them (before and after the completion of the Offering) and the number and percentage of common shares to be sold by them after giving effect to the Offering.

Name	Number of Common Shares Owned before the Offering	Number of Common Shares to be Sold in the Offering	Number of Common Shares Owned after the Offering	Percentage of Outstanding Common Shares after the Offering (Undiluted)(7)	Percentage of Outstanding Common Shares after the Offering (Fully-Diluted)(7)

Francisco Partners Group(1)(4)(5)
Arsenal Holdco I, S.a.r.l.	14,508,268	2,959,760	11,548,508	11.66%	10.54%
Arsenal Holdco II, S.a.r.l.	5,589,277	1,140,240	4,449,037	4.49%	4.06%

Matthews Group(2)(4)(5)(6)
Kanata Research Park
Corporation (formerly Wesley Clover Corporation)	12,080,610	2,300,000	9,780,610	9.88%	8.92%

Francis N. Shen(3)(4)
Shen Capital Corporation	2,485,999	1,000,000	1,485,999	1.50%	1.36%

(1)	The “Francisco Partners Group” means Francisco Partners GP II Management (Cayman) Limited and Francisco Partners GP II Management, LLC and certain of their affiliates. Benjamin Ball and Andrew Kowal, both managers of Francisco Partners GP II Management (Cayman) Limited and Francisco Partners GP II Management, LLC, have voting and investment power over the common shares owned or deemed beneficially owned by each of Francisco Partners Management, L.P., Francisco Partners GP II Management (Cayman) Limited, Francisco Partners GP II Management, LLC, Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. and therefore may be deemed to beneficially own the common shares owned or deemed beneficially owned by each of these entities. In addition to the holdings of Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., the Selling Shareholder entities disclosed in the chart above, the aggregate holdings of the Francisco Partners Group also include stock options to acquire 352,317 common shares that are exercisable (all of such options owned by Francisco Partners Management, L.P.), 5,219 common shares beneficially owned by Francisco Partners Management, L.P., 62,470 common shares beneficially owned by Francisco Partners GP II Management (Cayman) Limited and 858 common shares beneficially owned by Francisco Partners GP II Management, LLC. The Francisco Partners Group controls, in the aggregate, approximately 18.7% of the common shares of Mitel on a fully-diluted basis.

If the underwriters exercise their overallotment option in full, Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. will sell 4,604,000 common shares in this Offering and the beneficial ownership of the Francisco Partners Group after giving effect to this Offering will be 15,914,409 common shares or 14.5% on a fully-diluted basis.

(2)	The “Matthews Group” means Dr. Terence Matthews and Kanata Research Park Corporation, an entity controlled by Dr. Matthews. Dr. Matthews has voting and investment power over the common shares owned by Kanata Research Park Corporation and therefore beneficially owns the common shares held by Kanata Research Park Corporation. In addition to the holdings of Kanata Research Park Corporation, the Selling Shareholder entity disclosed in the chart above, the aggregate holdings of the Matthews Group include stock options held by Dr. Matthews to acquire 325,723 common shares that are currently exercisable. The Matthews Group controls, in the aggregate, approximately 11.32% of the outstanding common shares of Mitel on a fully diluted basis.

If the underwriters exercise their overallotment option in full, Kanata Research Park Corporation will sell 2,731,000 common shares in this Offering and the beneficial ownership of the Matthews Group after giving effect to this Offering will be 9,675,333 common shares or 8.8% on a fully-diluted basis.

(3)	The “Francis Shen Group” means Francis N. Shen and certain entities controlled by Francis Shen. Francis Shen controls and has beneficial ownership over of the common shares held by each of Shen Capital Corporation, Connection 25 Inc. and by Mr. Shen in his personal capacity. Mr. Shen controls the common shares held by The Shen Family Charitable Foundation. In addition to the holdings of Shen Capital Corporation, the Selling Shareholder entity disclosed in the chart above, 2,000,000 common shares are held by Connection 25 Inc., a wholly owned subsidiary of Shen Capital Corporation, 504,000 common shares are held by Francis Shen and 207,720 common shares are held by The Shen Family Charitable Foundation. The Francis Shen Group controls, in the aggregate, approximately 4.74% of the outstanding common shares of Mitel on a fully diluted basis.

If the underwriters exercise their overallotment option in full, Shen Capital Corporation will sell 1,175,000 common shares in this Offering and the beneficial ownership of the Francis Shen Group after giving effect to this Offering will be 4,022,719 common shares or 3.7% on a fully-diluted basis.

(4)	Each of the Francisco Partners Group, the Matthews Group and Shen Capital Corporation are parties to a voting trust agreement with Mitel pursuant to which each Selling Shareholder is subject to lock-up provisions whereby, without the consent of Mitel, none of them are permitted to: (i) sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, approximately 90% of the total number of Mitel common shares held by such parties (the “Locked-Up Common Shares”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Common Shares, whether any such transaction is to be settled by delivery of common shares of Mitel or such other securities, in cash or otherwise; or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), in each case, for 180 days after January 31, 2014, which is the effective date of the Aastra Acquisition. Each of the Francisco Partners Group, the Matthews Group and Shen Capital Corporation have been released from the lock-up provisions described above to allow the sale of the shares by such parties pursuant to the Offering.

(5)	Each of the Francisco Partners Group and the Matthews Group are parties to a registration rights agreement with Mitel that provides them with registration rights and certain ancillary rights. Each of the Francisco Partners Group and the Matthews Group has released Mitel from the registration obligations contained in such agreement in connection with the Offering. Certain indemnity and expense provisions in the registration rights agreement will apply to this Offering.

(6)	Dr. Terence Matthews is a party to a shareholders agreement dated as of April 27, 2010 with Mitel and certain other shareholders of the Corporation (the “Shareholders Agreement”). Pursuant to the terms of the Shareholders Agreement, the Matthews Group are entitled to nominate two individuals to the board of directors of the Corporation so long as its holdings remain at or above 10%. In the event that holdings of the Matthews Group fall below 10%, but remain at or above 5%, the right extends to one individual to be nominated to the board of directors of the Corporation. If the underwriters exercise their over-allotment option in full, the percentage of outstanding common shares held by the Matthews Group following the Offering are expected to be reduced to approximately 8.8% on a fully-diluted basis. As such, following the Offering, the Matthews Group may have the right to nominate only one individual to the board of directors of the Corporation.
(7)	Based on a number of outstanding common shares of the Corporation on May 9, 2014.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Selling Shareholders have agreed to sell, and the Underwriters have agreed to purchase, as principals, on the Closing Date, the Offered Shares offered hereby at the Offering Price, payable in cash to the Selling Shareholders against delivery of the common shares in the Offering, subject to compliance with all of the necessary legal requirements and to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) a material change (actual, contemplated or threatened) in the business, affairs operations, assets, liabilities (contingent or otherwise) or capital Corporation or its subsidiaries or any change in any material fact, whether or not in the ordinary course, or there is discovered any previously undisclosed material change or material fact, which has or in the opinion of the Underwriters, might reasonably be expected to have a significant adverse effect on the business operations, affairs or capital of the Corporation and its subsidiaries (taken as a whole) or a significant adverse effect on the market price or value of the common shares; and (b) any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any securities commission, the Toronto Stock Exchange, the Nasdaq Global Market or any other federal, provincial, state or other governmental authority (other than any proceeding or order based on alleged activities of the Underwriters), which, in the opinion of such Underwriter, operates or would reasonably be expected to operate to prevent, or materially suspend, hinder, delay or restrict, or otherwise materially adversely affect the distribution of or the trading in the Offered Shares or which, in the opinion of such Underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Offering Price and other terms of the Offering were determined by negotiation between the Selling Shareholders and the Underwriters.

This Offering is being made concurrently in each of the provinces and territories of Canada (except the Province of Quebec) and in the United States pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in the United States and Canada. Each of the Underwriters will offer the Offered Shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. The Offered Shares may be offered for sale in the United States by CIBC World Markets Corp., Cormark Securities (USA) Limited, Canaccord Genuity Inc., RBC Capital Markets, LLC and TD Securities (USA) LLC. No securities will be sold in any jurisdiction except by a dealer appropriately registered under the securities laws of that jurisdiction or pursuant to an exemption from the registered dealer requirements of the securities laws of that jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside the United States and Canada.

The Selling Shareholders have agreed to pay fees to the Underwriters in the amount of $0.492 per Offered Share, in consideration of services rendered by the Underwriters in connection with the Offering (the “Underwriters’ Fee”). Before taking into account the exercise of the Over-Allotment Option, if any, the total price to the public will be $91,020,000, the Underwriters’ Fee will be $3,640,800, and the net proceeds to the Selling Shareholders will be $87,379,200. The Corporation will not receive any proceeds from the Offering.

The Selling Shareholders have granted the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time until 30 days following the Closing Date, to purchase up to 1,100,000 Over-Allotment Shares at the Offering Price. The Over-Allotment Option is exercisable in whole or in part only for the purpose of covering over-allotments, if any. This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires such Offered Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. It is expected that the Closing will take place on the Closing Date, or such other date as may be agreed upon by the Corporation and the Underwriters, but not later than June 20, 2014. We expect to deliver the Offered Shares to investors through the book-entry delivery system of CDS Clearing and Depository Services Inc. and its direct and indirect participants on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which the Offered Shares are purchased.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Offered Shares. The foregoing restrictions are subject to certain exceptions including: (i) a bid for or purchase of Offered Shares if the bid or purchase is made through the facilities of the TSX or NASDAQ, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (ii) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX and NASDAQ where the bid for or purchase of the Offered Shares is for the purpose of maintaining a fair and orderly market in the Offered Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

Under the terms of the Underwriting Agreement, the Underwriters may be entitled to indemnification by the Corporation or the Selling Shareholders against certain liabilities, including liabilities for misrepresentation in this short form prospectus.

The Underwriters propose to offer the Offered Shares initially at the Offering Price set forth on the cover page of this short form prospectus. After the Underwriters have made reasonable efforts to sell all the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price specified herein. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation and the Selling Shareholders.

The outstanding common shares of the Corporation are listed on the TSX under the trading symbol “MNW” and on NASDAQ under the trading symbol “MITL”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires as beneficial owner Offered Shares pursuant to this Offering and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) deals at arm’s length with the Corporation and the Underwriters; (2) is not affiliated with the Corporation; (3) holds the Offered Shares as capital property; and (4) has not entered into with respect to their Offered Shares, a “derivative forward agreement” as that term is defined in the Tax Act (a “Holder”). Generally, the Offered Shares will be capital property to a Holder provided the Holder does not acquire or hold the Offered Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing by it prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser of Offered Shares. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Offered Shares should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Offered Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Offered Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. This portion of the summary is not applicable to (i) a purchaser that is a “specified financial institution”, (ii) a purchaser an interest in which is a “tax shelter investment”, (iii) a purchaser that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iv) a purchaser that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) a purchaser that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in proposed section 212.3 of the Tax Act, each as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Corporation as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3 % under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dispositions

Generally, on a disposition or deemed disposition of an Offered Share (other than to the Corporation), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the Offered Share immediately before the disposition or deemed disposition.

The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such Offered Share with the adjusted cost base of all other Offered Shares owned by the Resident Holder as capital property at that time.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by such Resident Holder on such Offered Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Holders should consult their own advisors.

Eligibility for Investment

The Offered Shares will on the Closing Date be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSA”) each as defined in the Tax Act. Notwithstanding that the Offered Shares may be a qualified investment for a RRSP, RRIF or TFSA, the annuitant of an RRSP or RRIF or the holder of a TFSA, as the case may be, will be subject to a penalty tax where such shares constitute a “prohibited investment” for an RRSP, RRIF or TFSA, provided that for purposes of the Tax Act the annuitant of the RRSP or RRIF or the holder of a TFSA, as the case may be, deals at arm’s length with the Corporation and does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, Offered Shares will not be a prohibited investment if such securities are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules for an RRSP, RRIF or TFSA.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian non-resident withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share unless the Offered Share is or is deemed to be “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided that the Offered Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NASDAQ), the Offered Shares will not be taxable Canadian property to a Non-Resident Holder unless (i) at any time during the 60-month period that ends at the time of the disposition or deemed disposition of the Offered Shares, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation, and (ii) at such time, more than 50% of the fair market value of the common shares of the Corporation was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, or interests in, or, for civil law, rights in, any of the foregoing property, whether or not the property exists. Notwithstanding the foregoing, an Offered Share may be deemed to be taxable Canadian property to a Non-Resident Holder in circumstances specified in the Tax Act. Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR US RESIDENTS

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (defined below) under present United States federal income tax laws of an investment in our common shares. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated under the Code, court decisions, and published positions of the Internal Revenue Service (“IRS”), all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect, that could affect the tax considerations described below. This discussion applies only to investors that hold our common shares as “capital assets” within the meaning of Code Section 1221 (i.e., generally, for investment purposes) and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of non-income taxation or state, local or non-U.S. taxation.

The following discussion does not deal with the tax considerations to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders in securities that elect the mark-to-market method of accounting for their securities;

•	tax-exempt entities;

•	partnerships or other pass-through entities and any owners thereof;

•	regulated investment companies;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction; or

•	persons that actually or constructively own 10% or more of our voting stock.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

The discussion below of the U.S. federal income tax considerations to “U.S. Holders” of our common shares will apply to you if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity treated as a partnership that holds our common shares, your tax treatment will depend on your status and the activities of the partnership.

Taxation of Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of a distribution paid to you with respect to the common shares (including amounts withheld to pay Canadian withholding taxes) will be included in your gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and, thus, may be taxed at the lower applicable capital gains rate, provided that (1) we are eligible for the benefits of the United States-Canada income tax treaty or the common shares, with respect to which dividends are paid, are readily tradeable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period requirements are met. We expect to be eligible for the benefits of the United States-Canada income tax treaty. In addition, the NASDAQ Global Market should be treated as an established securities market for this purpose, although there can be no assurance that the common shares will be readily tradeable. However, if we are a passive foreign investment company (“PFIC”), dividends paid to non-corporate U.S. Holders generally will not be eligible for the preferential tax rates applicable to qualified dividend income.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income, the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend.

Taxation of Disposition of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the common share for more than one year, you are currently eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2014. Our expectation for our current taxable year is based on, among other things, our estimates of the current and anticipated value of our assets as determined, in part, on the expected price of our common shares following the Offering. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (e.g., dividends, interest and gains from the sale or exchange of investment property and certain rents and royalties); or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For the purposes of the PFIC tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a determination each year as to whether we are a PFIC and this determination is highly fact intensive. As a result, our PFIC status may change. In particular, our PFIC status will be determined, in part, on the market price of our common shares, which is likely to fluctuate after this Offering. If we are a PFIC for any taxable year during which you hold our common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our common shares. In addition, for the purposes of the PFIC rules, you will be deemed to own your proportionate shares of any of our subsidiaries that are treated as PFICs.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to adverse tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale, exchange or other disposition (including certain pledges) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated rateably over your holding period in the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each of the other taxable years will be subject to the highest tax rate on ordinary income in effect for you for that year, and an interest charge applicable to underpayments of tax would be imposed on the resulting tax liability as if that tax liability had been due for each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital gains, even if you hold the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for your common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of your common shares as of the close of your taxable year over your adjusted basis in such common shares. You would be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the common shares cease to be marketable stock or the IRS consents to the revocation of the election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (i.e., regularly traded) on a qualified exchange, including The NASDAQ Global market, or other market, as defined in applicable U.S. Treasury regulations. We expect that the common shares will be listed on The NASDAQ Global Market and, consequently, the mark-to-market election would be available to you if we were to be or become a PFIC and if our common shares were regularly traded. However, were we to be or become a PFIC, a mark-to-market election may not be available with respect to any subsidiary PFICs that you would be deemed to own. Accordingly, the “excess distribution” rules, discussed above, may apply with respect to any subsidiary PFICs that you would be deemed to own.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will include in gross income for a taxable year such U.S. Holder’s pro rata share of the PFIC’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold common shares in any year in which we are a PFIC, you will be required to file IRS Form 8621, or any other form specified by the U.S. Treasury Department, for each such year.

You are urged to consult your tax advisor regarding the application of the PFIC rules to an investment in our common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose. In addition, this limitation is calculated separately with respect to specific categories of income with the result that credits generated within a specific category of income may only offset income taxes with respect to foreign source income within that same category of income. U.S. Holders are urged to consult their own tax advisors regarding the foreign tax credit rules.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder will generally have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Investment Income

A non-corporate U.S. Holder whose income exceeds certain thresholds is subject to a 3.8% tax on the lesser of (A) the U.S. Holder’s “net investment income” for the relevant taxable year, and (B) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. Net investment income includes, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders are urged to consult their own tax advisors regarding the additional tax on investment income.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and timely furnishing any required information.

U.S. return disclosure obligations (and related penalties for failure to disclose) apply to certain U.S. individuals who hold specified foreign financial assets if the total value of all such assets is more than US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year. The definition of specified foreign financial assets may include the Offered Shares. You should consult your own tax advisor regarding the possible implications of these U.S. return disclosure obligations.

PRIOR SALES

The following table summarizes the issuance by the Corporation of common shares and securities convertible into common shares during the 12 months preceding the date of this short form prospectus. Other than the issuance of Common Shares in connection with the Aastra Acquisition on January 31, 2014, all of the issuances below are in respect of the exercise of stock options.

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
04/19/2013	9,375	$2.61
06/14/2013	267	$3.75
07/05/2013	4,034	$3.75
07/08/2013	750	$3.75
07/10/2013	3,125	$3.44
07/15/2013	1,667	$3.75
07/15/2013	3,750	$3.29
07/16/2013	4,001	$3.75
07/16/2013	2,500	$4.00
07/17/2013	1,000	$3.75
07/19/2013	80	$3.75
07/23/2013	2,587	$3.75
07/23/2013	6,750	$4.00
07/25/2013	3,168	$3.75
07/25/2013	5,875	$4.00
07/25/2013	2,812	$4.22
07/26/2013	1,667	$3.75
07/26/2013	500	$4.00
07/29/2013	334	$3.75
07/29/2013	21,250	$4.00
07/30/2013	800	$3.75
07/30/2013	1,700	$4.00
07/31/2013	150	$3.75
07/31/2013	750	$4.00
08/01/2013	612	$4.00
08/05/2013	1,501	$3.75
08/05/2013	950	$4.00
08/15/2013	1,001	$3.75
08/16/2013	3,334	$3.75
08/20/2013	3,750	$4.00
08/26/2013	750	$4.00
08/29/2013	1,000	$3.75
09/04/2013	5,001	$3.75
09/06/2013	9,835	$3.75
09/06/2013	2,500	$4.00
09/09/2013	3,000	$3.75
09/09/2013	1,750	$4.00
09/10/2013	750	$4.00
09/10/2013	200	$3.75
09/11/2013	5,334	$3.75
09/11/2013	8,250	$4.00

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
09/12/2013	1,000	$3.75
09/12/2013	3,750	$4.00
09/16/2013	4,397	$4.22
09/17/2013	750	$4.00
09/17/2013	1,000	$3.75
09/17/2013	8,103	$4.22
09/18/2013	1,334	$3.75
09/18/2013	4,250	$4.00
09/19/2013	250	$4.00
09/20/2013	700	$3.75
09/20/2013	1,362	$4.00
09/23/2013	1,200	$3.75
09/24/2013	3,918	$3.75
09/24/2013	700	$4.00
09/25/2013	750	$4.00
09/25/2013	1,000	$3.75
09/26/2013	5,242	$3.75
09/26/2013	1,500	$4.00
09/26/2013	3,125	$4.22
09/27/2013	134	$3.75
09/27/2013	700	$4.00
09/30/2013	1,000	$3.75
10/01/2013	3,000	$3.75
10/01/2013	312	$3.80
10/02/2013	500	$3.75
10/04/2013	3,334	$3.75
10/07/2013	1,967	$3.75
10/07/2013	3,333	$4.00
10/08/2013	200	$3.75
10/09/2013	750	$3.75
10/09/2013	1,968	$4.00
10/10/2013	1,000	$3.75
10/10/2013	1,968	$4.00
10/23/2013	3,001	$3.75
10/23/2013	4,218	$4.00
10/23/2013	312	$3.80
10/31/2013	3,125	$4.00
11/04/2013	667	$3.75
11/04/2013	843	$4.00
11/07/2013	501	$3.75
11/08/2013	800	$4.00

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
11/08/2013	312	$3.80
11/11/2013	1,000	$4.00
11/12/2013	1,001	$3.75
11/13/2013	401	$3.75
11/13/2013	293	$4.00
11/13/2013	62	$3.80
11/14/2013	1,667	$3.75
11/14/2013	1,968	$4.00
11/15/2013	2,284	$3.75
11/15/2013	1,000	$4.00
11/18/2013	3,086	$3.75
11/18/2013	467	$3.80
11/18/2013	6,559	$4.00
11/18/2013	15,000	$6.50
11/19/2013	1,667	$3.75
11/19/2013	4,218	$4.00
11/20/2013	284	$3.75
11/20/2013	62	$3.80
11/20/2013	225	$4.00
11/21/2013	2,001	$3.75
11/25/2013	249	$3.80
11/25/2013	218	$4.00
11/26/2013	1,084	$3.75
11/26/2013	218	$4.00
11/27/2013	312	$3.80
12/02/2013	1,968	$4.00
12/04/2013	801	$3.75
12/05/2013	93	$4.00
12/06/2013	2,469	$3.75
12/06/2013	4,389	$4.00
12/06/2013	2,031	$8.79
12/09/2013	1,000	$3.75
12/09/2013	2,743	$4.00
12/10/2013	39,413	$3.75
12/10/2013	1,250	$3.80
12/10/2013	8,311	$4.00
12/10/2013	5,687	$8.79
12/11/2013	12,001	$3.75
12/11/2013	937	$3.80
12/11/2013	18,000	$4.00
12/11/2013	7,500	$6.50

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
12/11/2013	13,812	$8.79
12/12/2013	8,334	$3.75
12/12/2013	450	$4.00
12/13/2013	6,192	$3.75
12/13/2013	625	$3.80
12/13/2013	8,936	$4.00
12/13/2013	325	$8.79
12/16/2013	7,667	$3.75
12/16/2013	4,862	$8.79
12/17/2013	3,484	$3.75
12/17/2013	312	$3.80
12/17/2013	7,868	$4.00
12/17/2013	2,437	$8.79
12/18/2013	1,802	$3.75
12/18/2013	7,011	$4.00
12/18/2013	812	$8.79
12/19/2013	2,631	$3.75
12/19/2013	6,327	$4.00
12/20/2013	8,668	$3.75
12/20/2013	62	$3.80
12/20/2013	10,217	$4.00
12/20/2013	643	$8.79
12/23/2013	42,104	$3.75
12/23/2013	93	$4.00
12/23/2013	5,000	$8.79
12/24/2013	27,499	$6.50
12/26/2013	334	$3.75
12/26/2013	4,718	$4.00
12/26/2013	812	$8.79
12/27/2013	3,125	$4.22
12/27/2013	1,250	$6.50
12/30/2013	16,667	$3.75
12/30/2013	3,187	$3.80
12/30/2013	84,375	$4.00
12/30/2013	37,500	$4.22
12/30/2013	3,512	$8.79
01/02/2014	2,734	$3.75
01/02/2014	1,876	$3.80
01/02/2014	17,962	$4.00
01/02/2014	1,950	$8.79
01/03/2014	1,334	$3.75
01/03/2014	2,218	$4.00
01/03/2014	600	$8.79
01/06/2014	334	$3.75
01/06/2014	188	$3.80
01/06/2014	345	$8.79
01/07/2014	5,550	$3.75
01/07/2014	1,750	$3.80

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
01/07/2014	12,157	$4.00
01/08/2014	3,125	$4.00
01/09/2014	667	$3.75
01/09/2014	937	$4.00
01/09/2014	12,513	$4.22
01/09/2014	5,162	$4.64
01/09/2014	34,376	$6.50
01/13/2014	200	$3.75
01/13/2014	700	$4.00
01/14/2014	187	$5.91
01/15/2014	667	$3.75
01/15/2014	251	$3.80
01/15/2014	4,000	$4.00
01/15/2014	187	$5.91
01/16/2014	2,868	$3.75
01/16/2014	1,000	$3.80
01/16/2014	5,012	$4.00
01/16/2014	3,837	$8.79
01/17/2014	1,534	$3.75
01/17/2014	469	$4.00
01/17/2014	3,500	$8.79
01/21/2014	667	$3.75
01/21/2014	3,094	$4.00
01/21/2014	875	$8.79
01/24/2014	50	$4.00
01/27/2014	200	$3.75
01/28/2014	367	$3.75
01/31/2014	667	$3.75
01/31/2014	44,162,509	Purchase price consideration for the Aastra Acquisition
02/03/2014	801	$3.75
02/03/2014	937	$4.00
02/05/2014	6,500	$4.00
02/06/2014	734	$3.75
02/06/2014	625	$3.80
02/06/2014	219	$4.00
02/10/2014	267	$3.75
02/10/2014	1,076	$4.00
02/10/2014	1,493	$4.22
02/10/2014	736	$6.50
02/11/2014	250	$4.00
02/20/2014	843	$4.00
02/24/2014	2,334	$3.75
02/24/2014	375	$3.80
02/24/2014	937	$4.00
02/25/2014	1,251	$3.75

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
02/25/2014	4,375	$4.00
02/26/2014	375	$3.80
02/26/2014	219	$4.00
02/27/2014	125	$3.80
02/27/2014	17,651	$4.00
02/28/2014	875	$8.79
03/03/2014	1,467	$3.75
03/04/2014	334	$3.75
03/05/2014	551	$3.75
03/05/2014	937	$4.00
03/06/2014	200	$3.75
03/06/2014	313	$3.80
03/06/2014	19,843	$4.00
03/06/2014	8,749	$8.79
03/07/2014	9,250	$3.29
03/07/2014	667	$3.75
03/07/2014	188	$3.80
03/07/2014	1,000	$4.00
03/07/2014	1,425	$8.79
03/10/2014	11,163	$3.94
03/10/2014	875	$8.79
03/11/2014	434	$3.75
03/11/2014	1,312	$3.80
03/11/2014	937	$4.00
03/11/2014	406	$6.50
03/11/2014	2,625	$8.79
03/12/2014	50	$3.75
03/12/2014	1,750	$8.79
03/13/2014	700	$3.75
03/13/2014	11,163	$3.80
03/13/2014	250	$4.00
03/13/2014	350	$8.79
03/17/2014	667	$3.75
03/17/2014	3,916	$8.79
03/17/2014	4,029	$9.58
03/19/2014	1,000	$3.75
03/20/2014	475	$3.75
03/21/2014	2,334	$3.75
03/24/2014	125	$3.80
03/24/2014	9,625	$8.79
03/25/2014	200	$3.75
03/26/2014	7,653	$2.61
03/26/2014	8,069	$3.05
03/26/2014	10,819	$3.44
03/26/2014	1,001	$3.75
03/26/2014	3,125	$4.00
03/26/2014	1,662	$8.79
03/27/2014	3,166	$2.61

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
03/27/2014	2,999	$3.75
03/27/2014	937	$4.00
03/27/2014	376	$5.91
03/27/2014	1,750	$8.79
03/28/2014	200	$3.75
03/28/2014	187	$3.80
03/28/2014	1,031	$4.00
03/28/2014	1,225	$8.79
03/31/2014	400	$3.75
03/31/2014	2,811	$4.00
03/31/2014	1,050	$8.79
04/01/2014	312	$3.80
04/02/2014	200	$3.75
04/03/2014	200	$3.75
04/04/2014	10,131	$3.06
04/07/2014	312	$3.80
04/09/2014	334	$3.75
04/10/2014	12,583	$3.29
04/11/2014	9,895	$4.22
04/14/2014	334	$3.75
04/14/2014	962	$4.00
04/15/2014	12,606	$3.06
04/16/2014	10,819	$3.05
04/17/2014	22	$3.94
04/17/2014	94	$4.00
04/21/2014	8,069	$3.44
04/21/2014	8,391	$3.94
04/21/2014	13,569	$2.61
04/23/2014	334	$3.75

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
04/23/2014	187	$3.80
04/24/2014	8,413	$3.80
04/24/2014	5,162	$4.64
04/24/2014	94	$4.00
04/24/2014	312	$3.80
04/25/2014	334	$3.75
04/25/2014	200	$3.75
05/01/2014	3,916	$8.79
05/02/2014	937	$3.80
05/05/2014	937	$8.79
05/06/2014	1,031	$4.00
05/07/2014	334	$3.75
05/07/2014	334	$3.75
05/08/2014	25	$8.79
05/08/2014	94	$4.00
05/08/2014	62	$3.80
05/08/2014	200	$3.75
05/08/2014	938	$4.00
05/08/2014	94	$4.00
05/08/2014	62	$3.80
05/08/2014	937	$8.79
05/08/2014	667	$3.75
05/08/2014	937	$8.79
05/08/2014	9,375	$8.79
05/08/2014	938	$4.00
05/08/2014	625	$3.80
05/08/2014	1,000	$3.75
05/08/2014	334	$3.75
05/08/2014	937	$8.79

Date	Number of Common Shares	Issuance/ Exercise Price per Common Share
05/08/2014	937	$8.79
05/08/2014	134	$3.75
05/08/2014	667	$3.75
05/08/2014	375	$8.79
05/08/2014	17	$3.75
05/08/2014	50	$8.79
05/08/2014	100	$3.80
05/08/2014	667	$3.75
05/08/2014	188	$4.00
05/08/2014	625	$3.80
05/08/2014	609	$8.79
05/08/2014	667	$3.75
05/08/2014	200	$3.75
05/08/2014	534	$3.75
05/08/2014	275	$4.00
05/08/2014	188	$8.79
05/08/2014	375	$4.00
05/08/2014	469	$3.80
05/08/2014	334	$3.75
05/08/2014	667	$3.75
05/08/2014	334	$3.75
05/08/2014	125	$8.79
05/08/2014	200	$3.75
05/08/2014	125	$8.79
05/09/2014	334	$3.75
05/09/2014	656	$4.00
05/09/2014	200	$3.75

TOTAL:	45,322,281

TRADING PRICES AND VOLUMES

The outstanding common shares are traded on the TSX and on NASDAQ under the trading symbols “MNW” and “MITL”, respectively. The following table sets forth the monthly trading price range (based on intraday highs and lows) and aggregate trading volume of the common shares as reported by the TSX and NASDAQ for the periods indicated.

	TSX			NASDAQ
Period	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
2013
April	4.00	3.50	53,711	3.96	3.43	493,544
May	4.09	3.30	67,697	3.67	3.25	640,449
June	4.22	3.65	79,619	4.02	3.50	647,910
July	5.08	3.83	100,666	5.08	3.66	1,038,548
August	5.11	4.50	105,280	5.00	4.26	1,581,089
September	6.31	4.70	138,972	6.25	4.44	3,712,548
October	6.60	5.72	84,640	6.38	5.36	1,956,702
November	9.30	6.12	2,350,247	8.75	5.64	13,314,326
December	10.96	9.00	1,248,106	10.26	8.43	14,141,324
2014
January	11.45	9.33	2,293,745	10.28	8.35	8,475,258
February	10.65	9.34	2,014,389	9.63	8.45	5,011,180
March	12.00	10.19	2,929,994	10.86	9.20	8,937,621
April	11.59	9.25	2,373,135	10.50	8.46	6,877,275
May (until May 13)	13.00	9.90	2,366,963	11.94	9.05	5,021,439

On May 13, 2014, the closing price of the common shares on the TSX and on NASDAQ was $12.74 and US$11.67, respectively.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Richard McBee, Benjamin Ball, Andrew Kowal and John McHugh, each an officer and/or director of the Corporation, reside outside of Canada and Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. are incorporated under the laws of a jurisdiction outside Canada.

The persons or entities named below have appointed the following agent for service of process:

Name of Person or Entity	Name and Address of Agent

Richard McBee	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
Benjamin Ball	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
Andrew Kowal	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
John McHugh	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
Arsenal Holdco I, S.a.r.l.	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7
Arsenal Holdco II, S.a.r.l.	Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, K2K 2W7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, or entity that is incorporated, continued or otherwise organized under the laws of a jurisdiction outside Canada, even if the party has appointed an agent for service of process.

RISK FACTORS

You should carefully consider the following risk factors and the risk factors and assumptions related to our business identified or described in Mitel’s 10-K and 10-Q and all other information contained or incorporated by reference into this short form prospectus before investing in the Offered Shares. The risks described below or incorporated by reference herein are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. The occurrence of any one or more of the following could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to the Aastra Acquisition

We may be unable to successfully integrate the business of Aastra and realize the anticipated benefits of the Aastra Acquisition, which could have a negative impact on the market price of our common shares.

The Aastra Acquisition poses risks for our ongoing operations, including that:

•	senior management’s attention may be diverted from the management and oversight of daily operations due to the integration of the Aastra business;

•	our business and financial results may suffer if we do not effectively manage our expanded portfolio of products;

•	the Aastra business, which is expected to contribute a significant portion of our future revenues, may not perform as well as we anticipate or we may incur unanticipated costs and expenses relating to the operations of the Aastra business;

•	we may experience difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations;

•	the intended benefits of the Aastra business including our projected synergies may not be realized as rapidly or to the extent anticipated by us or at all;

•	we may experience difficulties in the integration of departments, systems, including accounting systems, technologies, books and records, and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002 and related procedures and policies; and

•	unforeseen difficulties may arise in integrating the Aastra business into Mitel’s existing operations.

It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, channel partners, suppliers and employees or to achieve the anticipated benefits of the Aastra Acquisition. Any inability of management to successfully integrate the operations of Mitel and Aastra could have a material adverse effect on the business, financial condition and results of operations of Mitel.

Mitel’s indebtedness following completion of the Aastra Acquisition is substantial and could have adverse consequences for Mitel.

In connection with the closing of the Aastra Acquisition, we completed a refinancing of our long-term senior debt by entering into the New Credit Facilities. The New Credit Facilities consist of an undrawn US$50 million revolving credit facility and a US$355.0 million term loan, of which approximately US$329.1 million remain outstanding. Mitel’s degree of leverage as a result of the financing required to complete the Aastra

Acquisition could have adverse consequences for Mitel, including: limiting Mitel’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting Mitel’s flexibility and discretion to operate Mitel’s business; limiting Mitel’s ability to declare dividends on its common shares (although Mitel has never declared dividends); having to dedicate a portion of Mitel’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing Mitel to increased interest expense on borrowings at variable rates; limiting Mitel’s ability to adjust to changing market conditions; placing Mitel at a competitive disadvantage compared to its competitors that have less debt; making Mitel vulnerable in a downturn in general economic conditions; and making Mitel unable to make capital expenditures that are important to its growth and strategies. Our substantial indebtedness could adversely affect our financial health, including by reducing funds available for other business purposes.

Potential Liabilities Associated with the Aastra Acquisition

Under the Aastra Acquisition, Mitel has assumed all liabilities of the Aastra business. There may be liabilities that Mitel failed to discover or was unable to quantify accurately or at all in the due diligence review that we conducted prior to the completion of the Aastra Acquisition and Mitel does not have any right to indemnification for any such liabilities. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values is recorded as goodwill. As the transaction was completed recently, the accounting for the acquisition, including estimating the fair values of assets and liabilities acquired, is still being completed. As a result, the final purchase price allocation may differ significantly from the estimates. The reduction in the fair value of any assets or the discovery of any material liabilities could have a material adverse effect on Mitel’s business, financial condition or future prospects.

No Assurance of Aastra’s Future Performance

Historic and current performance of the business of Aastra may not be indicative of success in future periods. The future performance of the business of Aastra may be influenced by, among other factors, economic downturns, regulatory changes, changes in foreign exchange rates and other factors beyond the control of Mitel. Aastra’s revenues have declined in recent years prior to the Aastra Acquisition. There is no assurance that revenues generated from the Aastra business recently acquired by Mitel will increase in future years. As a result of any one or more of these factors, the operations and financial performance of the business of Aastra may be negatively affected, which would adversely affect Mitel’s financial results.

Financial Reporting Obligations under U.S. Federal Securities Laws

Prior to the consummation of the Aastra Acquisition, Aastra was not subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and other U.S. federal securities laws, or the compliance obligations of the Sarbanes-Oxley Act of 2002. Following the consummation of the Aastra Acquisition, Mitel will need to timely and effectively implement the internal controls necessary to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 with respect to the integration of the Aastra business. It is possible that Mitel may experience delays in implementing or be unable to implement the required internal financial reporting controls and procedures, which could result in enforcement actions, the assessment of penalties and civil suits, failure to meet reporting obligations and other material and adverse events that could have a negative effect on the market price for Mitel’s common shares.

Risks Relating to the Offering

Market Price of Common Shares

The trading prices of equity securities of exchange-listed companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The trading price of the common shares is also likely to be significantly affected by changes from time to time in our operating results, financial condition, liquidity and other internal factors.

Dilution from Future Offerings

We may raise funds in the future through the sale of common shares or securities convertible into common shares. Any such issuances may dilute the interests of holders of Offered Shares and may have a negative impact on the market price of the common shares, including the Offered Shares.

No Expected Dividends.

We have not paid dividends on our common shares in the past and do not currently intend to do so in the future. In addition, there are certain restrictions in our New Credit Facilities on our ability to pay cash dividends and on the amount of cash dividends that may be paid at any given time.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Osler, Hoskin & Harcourt LLP on behalf of Mitel, by McCarthy Tétrault LLP as Canadian counsel and Paul, Weiss, Rifkind Wharton & Garrison LLP as United States counsel on behalf of the Underwriters, and by Osler, Hoskin & Harcourt LLP and Shearman & Sterling LLP on behalf of the Selling Shareholders. As at the date hereof, the partners and associates of each of Osler, Hoskin & Harcourt LLP and McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of the securities of Mitel and its associates and affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditors of Mitel are Deloitte LLP, 100 Queen Street, Ottawa, ON K1P 5T8.

The independent auditors of Aastra for the purposes of Aastra’s 2013 and 2012 financial statements contained in the Business Acquisition Report are KMPG LLP, 333 Bay Street, Suite 4600, Toronto, ON M5H 2S5.

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents listed in the first paragraph under “Documents Incorporated by Reference”; consent of Deloitte LLP; consent of KPMG LLP; the Underwriting Agreement; and powers of attorney from directors and officers of the Corporation. The Form F-X of the Corporation has also separately been filed with the SEC.

PART II – INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify its current or former directors or officers or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the Registrant or another entity. The CBCA also provides that the Registrant may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding.

However, indemnification is prohibited under the CBCA unless:

•	the individual acted honestly and in good faith with a view to the Registrant’s best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

The Registrant’s by-laws require it to indemnify each current or former director or officer or other individual who acts or acted at the Registrant’s request as a director or officer or in a similar capacity of the Registrant or another entity at the Registrant’s request. The Registrant will indemnify such individual against all costs, charges and expenses reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of his or her association with the Registrant or such other entity. However, the Registrant shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to the Registrant’s, or other such entity’s, best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful. The by-laws also require the Registrant to advance moneys to such individuals for the costs, charges and expenses of such proceedings, provided that the individual agrees in advance, in writing, to repay the moneys if the conditions above are not satisfied.

The Registrant’s by-laws authorize it to purchase and maintain insurance for the benefit of each of its current or former directors or officers and each person who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of the Registrant or another entity. The Registrant has purchased director and officer liability insurance.

The Registrant has entered into indemnity agreements with its directors and certain officers which provide, among other things, that the Registrant will indemnify him or her to the fullest extent permitted by law from and against all losses that a director or officer may reasonably suffer, sustain or incur by reason of such individual being or having been a director or officer, provided that the Registrant shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to the Registrant’s best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

The following exhibits have been filed as part of this Registration Statement.

Exhibit Number	Description

3.1	Underwriting Agreement, dated May 14, 2014*

3.2	Term Sheet, dated May 13, 2014*

4.1	Transition Report on Form 10-KT filed for the eight month period ended December 31, 2013, which report is incorporated by reference (File No. 001-34699)

4.2	Quarterly Report on Form 10-Q for the three month period ended March 31, 2014, which report is incorporated by reference (File No. 001-34699)

4.3	Management Proxy Circular of the Registrant dated March 25, 2014 in connection with the Annual Meeting of Shareholders held on May 8, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 8-K furnished to the Commission on April 4, 2014) (File No. 001-34699)

4.4	Business Acquisition Report dated March 26, 2014 in connection with the Registrant’s acquisition of Aastra Technologies Limited (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 8-K furnished to the Commission on March 26, 2014) (File No. 001-34699)

4.5	Current Report on Form 8-K dated May 8, 2014 in connection with supplementary financial data with respect to the Registrant’s financial results for the financial year ended December 31, 2013, which report is incorporated by reference (File No. 001-34699)

5.1	Consent of Deloitte LLP*

5.2	Consent of KPMG LLP*

6.1	Powers of Attorney (included in Part III of this Registration Statement)**

*	Filed herewith
**	Previously filed

PART III – UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereonto duly authorized, in the City of Ottawa, Province of Ontario, Canada, on May 14, 2014.

MITEL NETWORKS CORPORATION

By:	/s/ Steven E. Spooner
Name: Steven E. Spooner Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by or on behalf of the following persons in the capacities indicated, on May 14, 2014.

* Richard D. McBee	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Steven E. Spooner Steven E. Spooner	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Terence H. Matthews	Chairman of the Board

* Benjamin H. Ball	Director

* Peter D. Charbonneau	Director

* Anthony P. Shen	Director

* Francis N. Shen	Director

* John P. McHugh	Director

* David M. Williams	Director

* Andrew J. Kowal	Director

*By:	/s/ Steven E. Spooner Name: Steven E. Spooner Title: Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Amendment No. 1 to the Registration Statement, in the capacity of the duly authorized representative of the Registrant in the United States, on May 14, 2014.

MITEL (DELAWARE), INC.

By:	/s/ Michelle Whittington
Name: Michelle Whittington Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description

3.1	Underwriting Agreement, dated May 14, 2014*

3.2	Term Sheet, dated May 13, 2014*

4.1	Transition Report on Form 10-KT filed for the eight month period ended December 31, 2013, which report is incorporated by reference (File No. 001-34699)

4.2	Quarterly Report on Form 10-Q for the three month period ended March 31, 2014, which report is incorporated by reference (File No. 001-34699)

4.3	Management Proxy Circular of the Registrant dated March 25, 2014 in connection with the Annual Meeting of Shareholders held on May 8, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 8-K furnished to the Commission on April 4, 2014) (File No. 001-34699)

4.4	Business Acquisition Report dated March 26, 2014 in connection with the Registrant’s acquisition of Aastra Technologies Limited (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 8-K furnished to the Commission on March 26, 2014) (File No. 001-34699)

4.5	Current Report on Form 8-K dated May 8, 2014 in connection with supplementary financial data with respect to the Registrant’s financial results for the financial year ended December 31, 2013, which report is incorporated by reference (File No. 001-34699)

5.1	Consent of Deloitte LLP*

5.2	Consent of KPMG LLP*

6.1	Powers of Attorney (included in Part III of this Registration Statement)**

*	Filed herewith
**	Previously filed